# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AST SpaceMobile, Inc., CIK 0001780312
CUSIP: 00217D100
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: Midland International Air & Space Port, 2901 Enterprise Lane, Midland, Texas (TX), 79706
Date of event which requires filing of this statement: 03/10/2025
Amends the filing with accession number 0001193125-24-010287
Filed by CIK 0001855428
Persons authorized to receive notices and communications: Vodafone Ventures Limited, Attn: Vodafone Group General Counsel, Vodafone House, The Connection, Newbury, Berkshire, United Kingdom (X0), RG14 2FN, 0163533251

## Reporting persons
- Vodafone Ventures Ltd (CIK 0001855428): type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 14,516,197; sole dispositive power 0; shared dispositive power 14,516,197; aggregate amount beneficially owned 14,516,197 (6% of the class)
  Comment: The shares reported in rows (7) - (11) consist of (i) 1,000,000 shares of Class A Common Stock (the "Class A Common Stock") of AST SpaceMobile, Inc. (the "Issuer"), (ii) 4,471,743 shares of Class A Common Stock issuable upon conversion of the Note (as hereinafter defined), and (iii) 9,044,454 common units (the "AST Common Units") of AST & Science LLC ("AST OpCo"). In addition, the Reporting Person beneficially owns 9,044,454 shares of Class B Common Stock of the Issuer (the "Class B Common Stock"). The Reporting Person may redeem or exchange one AST Common Unit for one share of Class A Common Stock or, at the election of the Issuer (in the Issuer's capacity as managing member of AST OpCo), under certain circumstances, cash payment based on the value of Class A Common Stock. At the time of any such redemption or exchange, the Reporting Person would forfeit an equivalent number of shares of Class B Common Stock to the Issuer.
  
  The percentage in row (13) assumes (i) 227,101,453 shares of Class A Common Stock outstanding as of February 27, 2025, as reported by the Issuer, (ii) the issuance of 4,471,743 shares on conversion of the Note and (iii) conversion of the 9,044,454 AST Common Units referred to above into shares of Class A Common Stock.
- Vodafone Group Plc: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 14,516,197; sole dispositive power 0; shared dispositive power 14,516,197; aggregate amount beneficially owned 14,516,197 (6% of the class)
  Comment: The shares reported in rows (7) - (11) consist of (i) 1,000,000 shares of Class A Common Stock, (ii) 4,471,743 shares of Class A Common Stock issuable upon conversion of the Note, and (iii) 9,044,454 AST Common Units. In addition, the Reporting Person beneficially owns 9,044,454 shares of Class B Common Stock of the Issuer. The Reporting Person may redeem or exchange one AST Common Unit for one share of Class A Common Stock or, at the election of the Issuer (in the Issuer's capacity as managing member of AST OpCo), under certain circumstances, cash payment based on the value of Class A Common Stock. At the time of any such redemption or exchange, the Reporting Person would forfeit an equivalent number of shares of Class B Common Stock to the Issuer.
  
  The percentage in row (13) assumes (i) 227,101,453 shares of Class A Common Stock outstanding as of February 27, 2025, as reported by the Issuer, (ii) the issuance of 4,471,743 shares on conversion of the Note and (iii) conversion of the 9,044,454 AST Common Units referred to above into shares of Class A Common Stock.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: AST SpaceMobile, Inc.
Address of issuer's principal executive offices: Midland International Air & Space Port, 2901 Enterprise Lane, Midland, Texas (TX), 79706
Comment: This Amendment No. 2 ("Amendment No. 2") to Schedule 13D amends the statement on Schedule 13D originally filed by Vodafone Ventures Limited, a private limited company organized under the laws of the United Kingdom ("VVL"), and Vodafone Group Plc, a public limited company organized under the laws of the United Kingdom (Vodafone Group Plc and, together with VVL, the "Reporting Persons") on April 16, 2021, as amended by Amendment No. 1 thereto filed on January 18, 2024 (such Schedule 13D, as amended, the "Schedule 13D"). Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

## Item 2. Identity and Background
Name of person filing: The Schedule 13D is being jointly filed by Vodafone Ventures Limited, a private limited company organized under the laws of the United Kingdom ("VVL"), and Vodafone Group Plc, a public limited company organized under the laws of the United Kingdom ("Vodafone Group" and, together with VVL, the "Reporting Persons"). The securities reported in this Schedule 13D are held directly by VVL, which is a wholly-owned subsidiary of Vodafone Group.
Residence or business address: The principal business address of each of the Reporting Persons is Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, United Kingdom.
Present principal occupation or employment: The principal business of Vodafone Group Plc is to provide telecommunication services, including mobile, fixed and converged communication services, to consumers and businesses. The principal business of VVL is to hold investments in companies, partnerships and other legal entities in the United Kingdom and overseas, offering services or developing technologies primarily for the telecommunications industry.
Criminal convictions in the last five years: During the last five years, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto, have been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto, have been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of the Reporting Persons is organized under the laws of the United Kingdom. Schedule I sets forth the citizenship of each person listed thereon.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is amended and restated in its entirety with the following:

The information set forth or incorporated by reference in Item 4, Item 5 and Item 6 of this Amendment No. 2 is incorporated by reference in this Item 3.

Funds for the purchase by the Reporting Persons of the shares of Class A Common Stock and the Note were derived from the proceeds of an internal loan from the Reporting Persons' affiliate, Vodafone Finance Limited.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Conversion of Convertible Security Investment

As previously reported, on January 16, 2024, the Issuer entered into a Convertible Security Investment Agreement (the "Convertible Security Agreement") with VVL and the other investors named therein for the issuance of convertible notes in an aggregate amount of up to $110,000,000. Pursuant to the Convertible Security Agreement, VVL purchased a convertible note in a principal amount of $25,000,000 (the "Note").

On January 22, 2025, the Issuer exercised its option to convert the Note, including interest earned thereon, into 4,471,743 shares of Class A Common Stock. The conversion was subject to any required governmental approval, including the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which expired March 10, 2025. The 4,471,743 shares of Class A Common Stock were issued on March 11, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of the Reporting Persons set forth in Rows 7 through 13 of the respective cover pages to this Schedule 13D are incorporated herein by reference.

The aggregate number of shares of Class A Common Stock beneficially owned includes (i) 1,000,000 shares of Class A Common Stock, (ii) 4,471,743 shares of Class A Common Stock issuable upon conversion of the Note, and (iii) 9,044,454 AST Common Units. In addition, the Reporting Persons beneficially own 9,044,454 shares of Class B Common Stock of the Issuer. The Reporting Persons may redeem or exchange one AST Common Unit for one share of Class A Common Stock or, at the election of the Issuer (in the Issuer's capacity as managing member of AST OpCo), under certain circumstances, cash payment based on the value of Class A Common Stock. At the time of any such redemption or exchange, the Reporting Persons would forfeit an equivalent number of shares of Class B Common Stock to the Issuer.

The Reporting Persons' aggregate percentage of beneficial ownership is approximately 6.0% of the outstanding shares of the Class A Common Stock. Calculation of the percentage of Class A Common Stock beneficially owned assumes (i) 227,101,453 shares of Class A Common Stock outstanding as of February 27, 2025, as reported by the Issuer, (ii) the issuance of 4,471,743 shares on conversion of the Note and (iii) conversion of the 9,044,454 AST Common Units referred to above into shares of Class A Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Class A Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement dated April 16, 2021 (incorporated by reference to Exhibit 1 to the Statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission ("SEC") on April 16, 2021)

Exhibit 7: Convertible Security Investment Agreement, dated as of January 16, 2024, and Form of Note (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on January 18, 2024)

Exhibit 8: Form of Investor and Registration Rights Agreement, dated as of January 16, 2024 (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on January 18, 2024)

## Signatures
- Vodafone Ventures Ltd: /s/ Timothy Boddy, Timothy Boddy, Director of Ventures (03/12/2025)
- Vodafone Group Plc: /s/ Maaike de Bie, Maaike de Bie, Group General Counsel and Company Secretary (03/12/2025)